UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PotlatchDeltic Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

Reports of Independent Registered Public

Accounting Firms and Financial Statements

with Supplementary Information for

PotlatchDeltic Hourly 401(k) Plan

December 31, 2020 and 2019

TABLE OF CONTENTS

PAGE
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
SIGNATURE	11
EXHIBIT 23
Consents of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants of

   PotlatchDeltic Hourly 401(k) Plan

Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of PotlatchDeltic Hourly 401(k) Plan (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PotlatchDeltic Hourly 401(k) Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2021.

Milwaukee, Wisconsin

June 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

PotlatchDeltic Hourly 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the PotlatchDeltic Hourly 401(k) Plan (the “Plan”) as of December 31, 2019, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Spokane, Washington

June 24, 2020

We have served as the Plan’s auditor from 2010 to 2020.

PotlatchDeltic Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2020	2019
Investments, at fair value	$57,391,222	$56,094,591
Investments, at net asset value	14,455,087	10,211,177
Total investments	71,846,309	66,305,768

Receivables:
Notes receivable from participants	1,786,870	1,816,645
Employer contribution receivable	16,585	—
Total receivables	1,803,455	1,816,645

Net assets available for benefits	$73,649,764	$68,122,413

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Hourly 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2020
Investment income:
Net appreciation of fair value of investments	$8,253,078
Interest and dividend income	1,726,338
Total investment income	9,979,416

Interest income on notes receivable from participants	92,875

Contributions:
Participant	3,140,723
Rollover	9,331
Employer	1,877,325
Total contributions	5,027,379

Distributions to participants	(9,108,314)
Administrative fees	(163,941)

Net increase in net assets available for benefits before transfers	5,827,415
Transfer of assets from other plans	192,161
Transfer of assets to other plan	(492,225)
Net increase in net assets available for benefits	5,527,351

Net assets available for benefits:
Beginning of year	68,122,413
End of year	$73,649,764

The accompanying notes are an integral part of these financial statements.

PotlatchDeltic Hourly 401(k) Plan

Notes to Financial Statements

Note 1: Description of Plan

The following description of the PotlatchDeltic Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is sponsored by PotlatchDeltic Corporation (the Company) and administered by the PotlatchDeltic Benefits Committee, the named fiduciary with respect to the Plan’s assets. Plan assets are held by Great-West Trust Company, LLC (DBA Empower Retirement), serving as the directed Trustee and record keeper.

Eligibility and contributions – All hourly employees become eligible participants when they first perform duties for which they are paid or entitled to earnings. In June 2020, the Plan was amended to remove the exclusion of employees eligible to participate in the Chenal Country Club Hourly 401(k) Plan (CCC Plan) from participating in the PotlatchDeltic Hourly 401(k) Plan. The Plan provides that each eligible participant may elect a deferred contribution up to 25% of their pay period earnings on a pre-tax or after-tax basis.

Hourly employees, with the exception of the hourly bargained employees, are automatically enrolled in the Plan. Hourly bargained employees are required to manually make an election to enroll into the Plan in order to contribute to the Plan. Hourly employees are enrolled at a 3% deferral rate 30 days after they become eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 15% unless the participant elects otherwise. The Plan was amended in March 2021 to remove the automatic enrollment exception for hourly bargained employees.

For hourly non-bargained employees hired between January 1, 2011 and June 1, 2015, the Company makes a contribution of 3% of their eligible compensation, in addition to the matching contribution. This benefit vests on the same schedule as their employer matching account as described below. On January 1, 2019, the Plan was amended to exclude the 3% non-elective contribution to all former employees of Del-Tin Fiber, LLC (Del-Tin) and Deltic Timber Corporation (Deltic).

For former hourly non-bargained employees of Deltic hired between January 1, 2015 and December 31, 2018 and have earned at least an hour of service on or after January 1, 2019, the Company makes a contribution of 4% of their eligible compensation, in addition to the matching contribution. This benefit vests 20% after one year of service, 40% after two years of service and are fully vested after 3 years of service.

For all hourly bargained employees, the Company makes matching contributions to the Plan on behalf of the participant equal to the matching rate of 50% of their contributions up to 5% of eligible compensation. For all hourly non-bargained employees, the Company makes matching contributions at the matching rate of 70% of their deferred contributions up to 6% of eligible compensation. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in whole percentage increments into the investment options offered under the Plan. Participants may change their investment elections and make transfers between investment options daily subject to any restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to, but not exceeding, the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Vesting - A participant's interest in their individual contribution accounts are fully vested and not forfeitable at any time. A participant's vesting in Company matching contributions is based on years of service. Participants are 20% vested after one year of service and vest an additional 20% on each successive service anniversary date, becoming 100% vested after five years of service. The portion of a participant's employer matching account and non-elective contribution account not vested will be forfeited when their employment terminates. A participant's interest in their employer matching account and non-elective contribution account becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee.

Effective December 31, 2018, certain former Deltic plans were terminated and merged into the Plan. Fully vested and safe harbor employer contributions transferred into the Plan from the former Deltic plans were fully vested upon transfer. Nonelective contributions transferred from the Deltic Plan for former Deltic Plan participants that earn an hour of service on or after January 1, 2019, vest 20% after one year of service, 40% after two years of service and are fully vested after 3 years of service.   Refer to the Plan Document for further details of the Plan's vesting provisions.

In June 2020, the CCC Plan merged with and transferred assets of $189,897 into the Plan. All participants in the CCC Plan were previously terminated and deemed inactive at the time of the merger. All employer matching and nonelective contributions transferred into the Plan from the CCC Plan were fully vested at the time of transfer.

Forfeitures - As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the employer matching accounts of former participants rehired during the year may be credited against employer contributions or used to pay Plan expenses. Forfeitures can accumulate year to year. Forfeited non-vested accounts outstanding at December 31, 2020 and 2019 totaled $131,144 and $157,382, respectively. Forfeitures used to reduce employer matching contributions were $124,125 for the year ended December 31, 2020.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The repayment period may be no more than five years unless the loan is for a primary residence, in which case it may be no more than 15 years. The note receivable is secured by the balance in the participant's account and bears interest at a fixed rate, determined by the U.S. prime rate in effect during the month prior to when the loan was originated. Repayment of principal and interest is paid ratably through payroll deductions. At December 31, 2020, interest rates on outstanding participant notes receivable range between 3.25% and 6.0% and mature at various times through July 2030.

Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Document. An allowance for credit losses of $163,707 and $224,404 was recorded for delinquent participant notes receivable at December 31, 2020 and 2019, respectively.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to their vested interest in their account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan and one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, their account will be automatically rolled over to an IRA unless they elect otherwise.

•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, they will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. In addition, participants in the Plan that subsequently become participants in the PotlatchDeltic Salaried 401(k) Plan (Salaried Plan), or vice versa, are not required to roll their account balances into the applicable plan. During the year ended December 31, 2020, $492,225 of assets were transferred from the Plan to the Salaried Plan for employees who became participants in the Salaried Plan.  Benefits are recorded when paid.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing qualified domestic relations orders are paid by the participant. Quarterly, participant accounts are charged a fixed fee for administrative expenses that are paid by the Plan.

Party-in-interest and related party transactions - Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. The Plan invests in the common stock of the Company. In addition, participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions and are allowed under ERISA regulations.

CARES Act - In May 2020, the Plan enacted several provisions from the Coronavirus Aid, Relief, and Economic Security (CARES) Act, specifically, allowing CARES Act distributions and loan deferments throughout the remainder of 2020. The CARES Act distributions allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19 between January 1, 2020 and December 31, 2020. Participants had the option to repay the distribution over a three-year period, and taxes on the distribution could be spread over three years.  The CARES Act allowed for new loans issued through September 22, 2020 up to the lesser of $100,000 or 100% of the participant’s account.  In addition, loan repayments between March 27, 2020 and December 31, 2020 could be re-amortized or suspended up to one year upon the participant’s request.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Investment valuation and fair value measurements - Investments in shares of PotlatchDeltic common stock and registered investment company funds are stated at fair value, based on quoted market prices. Investments in collective investment funds are stated at their respective net asset value (NAV) and are fully redeemable in the near term.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy consists of the following three levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Income recognition - Net appreciation in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes herein. Actual results could differ from those estimates and assumptions.

Risks and uncertainties - The Plan invests in various investment securities. The underlying investments of such funds, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of PotlatchDeltic’s common stock and other Plan assets. While the potential economic impact brought on by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could continue to result in significant disruption of the global financial markets. The extent to which COVID-19 has impacted and will continue to impact the financial markets may depend on future developments that are uncertain and may not be predicted. Plan Management will continue to monitor the impact COVID-19 has on the Plan and will reflect the consequences as appropriate in the Plan's financial statements.

Subsequent events - The Plan’s management has evaluated subsequent events through the date the financial statements were issued and there were no subsequent events requiring adjustment to the financial statements or disclosure, as stated herein.

Note 3: Investments

The following table provides additional information for the Plan’s investments that calculate net asset value per share (or its equivalent) at December 31:

	Fair Value
	2020	2019	Redemption Frequency	Redemption Notice	Redemption Restriction
Wells Fargo Stable Return Fund	$11,430,640	$8,117,333	Daily	N/A	N/A
Macquarie SMID Cap Growth Trust Fund	$2,840,148	$1,872,154	Daily	N/A	N/A
Artisan International Growth Trust Fund	$132,142	$221,690	Daily	N/A	N/A
Federated Capital Preservation Fund	$52,157	$—	Daily	N/A	N/A

The following table presents the Plan's investments, by level, within the fair value hierarchy at December 31:

	Investments at Fair Value
	2020	2019
Registered investment company funds (Level 1)	$53,320,758	$51,021,578
PotlatchDeltic common stock (Level 1)	4,070,464	5,073,013
Total	57,391,222	56,094,591
Investments measured at NAV*	14,455,087	10,211,177
Total Investments	$71,846,309	$66,305,768

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Registered investment company funds - These investments are public investment vehicles valued using the NAV provided by the administrators of the funds.  NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. NAV is a daily quoted price utilized for purchase and redemption.

PotlatchDeltic common stock - The Plan’s valuation methodology used to measure the fair values of the common stock is derived from quoted market prices. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Collective investment funds - These investments are stable return funds and collective trusts composed primarily of fully benefit-responsive investment contracts that are revalued (typically daily) using the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. This NAV would not be used if it were determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value or the respective investment was not fully redeemable in the near term. With most of these types of investments, if the Plan were to initiate a full redemption, the funds typically reserve the right to temporarily delay withdrawals to ensure that security liquidations will be carried out in an orderly business manner and not disrupt the liquidity or management of the fund.

Note 4: Plan Termination

Although the Company expects to continue the Plan indefinitely, in as much as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants would become 100% vested in their employer matching accounts.

Note 5: Tax Status

The Plan Document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014 which stated that the Plan, as then designed, was in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Trustees believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan’s tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PotlatchDeltic Hourly 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045

Plan Number:         106

	(b)	(c)	December 31, 2020
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares of Registered Investment Companies:
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	$10,370,876
	Vanguard Funds	Vanguard Institutional Index Fund	**	9,465,978
	Vanguard Funds	Vanguard Total International Stock Index Fund	**	7,009,384
	Vanguard Funds	Vanguard Extended Market Index Fund	**	4,672,880
	Mainstay Funds	Mainstay Winslow Large Cap Growth Fund	**	3,156,705
	Loomis Sayles Funds	Loomis Sayles Core Plus Bond Fund	**	2,502,877
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	2,382,435
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	2,279,586
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	2,198,620
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	1,650,919
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	1,634,095
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	1,380,897
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	1,163,414
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	952,250
	T. Rowe Price Funds	T. Rowe Price Retirement 2060 Fund	**	797,309
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	679,801
	Alliance Bernstein Funds	AB Discovery Value Z Fund	**	580,854
	Dodge & Cox Funds	Dodge & Cox International Fund	**	232,924
	Neuberger & Berman Funds	Neuberger Berman High Income Bond Fund	**	122,132
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	29,902
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	22,255
	Principal Funds	Principal Diversified Real Asset Fund	**	14,525
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	**	14,055
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	6,085
				53,320,758
	Collective Investment Funds:
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	11,430,640
	Macquarie Funds	Macquarie SMID Cap Growth Trust Fund	**	2,840,148
	Artisan Funds	Artisan International Growth Trust Fund	**	132,142
	Federated Capital	Federated Capital Preservation Fund	**	52,157
				14,455,087

*	PotlatchDeltic Corporation	PotlatchDeltic Common Stock	**	4,070,464
		Total investments		$71,846,309

*	Notes receivable from participants	Varying maturity dates through July 2030 at interest rates ranging from 3.25% to 6.0%		$1,786,870

* Party-in-interest

** The cost of participant-directed investments is not required to be disclosed.

PotlatchDeltic Hourly 401(k) Plan

Signatures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

PotlatchDeltic Hourly 401(k) Plan

By	/s/ Wayne Wasechek
Wayne Wasechek
Corporate Controller and Principal Accounting Officer
On behalf of the administrator

Date: June 28, 2021